UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2007.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: November 15, 2007                    /s/ Joseph Grosso
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                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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                        NEWS RELEASE - NOVEMBER 15, 2007


                 IMA OUTLINES MERGER AND ACQUISITION OBJECTIVES


IMA EXPLORATION INC. ("IMA" or "the Company") (IMR-AMEX, IMR-TSX.V) is pleased to give an update to its October 18, 2007 announcement regarding the ongoing review of new mineral projects. To date the Company has been reviewing numerous project submissions regarding property acquisitions and joint ventures. This process has been undertaken under the direction of IMA's Management, including Dr. Greg Myers, P.Geo, who has joined IMA specifically with the task of property review and acquisitions.

The Company is reviewing opportunities with several other companies that have projects that meet IMA's business criteria. These companies, in Management's view, control very attractive gold and silver assets. IMA's objective is to acquire 15 to 25 properties and build a Company that contains several million ounces of gold or equivalent with substantial funds for continued exploration, and maintain a share structure that can achieve a rapid growth in shareholder value.

The process is focused on companies or projects with either a defined mineral reserve, or an advanced stage exploration property. These projects must also have the potential for significant expansion through continued exploration and located in politically stable environments.

IMA's objective is to once again be regarded as an industry leader in the field of mineral exploration and a premier investment choice. The Company is undertaking this process in conjunction with its financial advisors (Canaccord Adams) along with other technical and business professionals in an effort to expedite the implementation of this business model.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President, Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                            2007